METALLA PROVIDES 2022 YEAR-END REVIEW

(All dollar amounts are in United States dollars unless otherwise indicated)

FOR IMMEDIATE RELEASE	TSXV: MTA
December 28, 2022	NYSE AMERICAN: MTA

Vancouver, British Columbia: Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company") (TSXV: MTA) (NYSE American: MTA) is pleased to provide a summary of milestones achieved in 2022.

"2022 was a significant year for Metalla and the precious metals royalty landscape," said Brett Heath, President and CEO of Metalla Royalty. "We announced five transactions, to acquire 15 new royalties, for a combined purchase price of $33.5 million in cash and stock. We took a defensive approach for the first three quarters of the year, given the increased merger and acquisition activity. After seeing several peer group companies acquired or merged into new entities, we see a tremendous opportunity to capitalize on our business strategy as we have seen in the fourth quarter of 2022. We believe Metalla has a significant advantage in 2023, attracting more high-quality third-party assets, given the size, scale, and track record."

2022 ACQUISITION SUMMARY

During 2022, we acquired or entered into agreements to acquire the following royalties:

  2.5%-3.75% sliding scale Gross Value Return ("GVR") royalty over gold and a 0.25%-3.0% Net Smelter Return ("NSR") on all metals (other than gold) on the majority of Barrick Gold Corporation's ("Barrick") (NYSE: GOLD; TSX: ABX) world-class Lama project located in Argentina(1).

  a portfolio of royalties from First Majestic Silver Corp. ("First Majestic") (NYSE: AG) (TSX: FR):

    100% GVR royalty on gold production from the producing La Encantada mine located in Coahuila, Mexico operated by First Majestic limited to 1,000 ounces annually;

    2.0% NSR royalty on the past producing Del Toro mine located in Zacatecas, Mexico owned by First Majestic;

    2.0% NSR royalty on the La Guitarra mine located in Temascaltepec, Mexico owned by Sierra Madre (TSXV: SM);

  2.0% NSR royalty on the Plomosas project located in Sinaloa, Mexico owned by GR Silver (TSXV: GRSL);

  2.0% NSR royalty on the past-producing San Martin mine located in Jalisco, Mexico owned by First Majestic;

  2.0% NSR royalty on the past producing La Parrilla mine located in Durango, Mexico, which the property was recently optioned to Golden Tag Resources (TSXV: GOG);

  2.0% NSR royalty on the La Joya project located in Durango, Mexico owned by Silver Dollar (CSE: SLV); and

  2.0% NSR royalty on the La Luz project located in San Luis Potosi, Mexico owned by First Majestic.

  1.0% NSR royalty on the Lac Pelletier project owned by Maritime Resources Corp. (TSXV: MAE) located in Quebec, Canada.

  a portfolio of assets from Alamos Gold Inc(2):

    20% silver stream over the Esperanza project owned by Zacatecas Silver (TSXV: ZAC) located in Mexico.

    1.4% NSR royalty on the Fenn Gibb South project owned by Mayfair Gold Corp. (TSX: MFG) located in Ontario, Canada.

    2.0% NSR royalty on the Ronda project owned by Platinex Inc. (CSE: PTX) located in Ontario, Canada.

    2.0% NSR royalty on the Northshore West property owned by New Path Resources Inc. (CSE: RDY) located in Ontario, Canada.

  amended an existing 1.0% NSR royalty on Monarch Mining Corporation's (TSX: GBAR) ("Monarch") Beaufor Mine ("Beaufor"). In consideration for $1.0 million paid in cash to Monarch, Monarch agreed to waive a clause stipulating that payments under the NSR royalty were only payable after 100 Koz of gold have been produced by Monarch following its acquisition of Beaufor.

Please refer to the applicable Metalla news release for further details regarding the events and transactions described above.

SIGNIFICANT ADVANCEMENTS WITH PORTFOLIO ASSETS

  1.35% NSR royalty on the Côté Gold Project owned by IAMGOLD Corporation ("IAMGOLD") (NYSE: IAG) (TSX: IAG) - IAMGOLD raised nearly $1 billion to meet the remaining funding requirements for completion of construction at the Côté Gold Project, which is 70% complete on track for production in early 20243.

  1.0% NSR royalty on the Camflo project owned by Agnico Eagle Mines Ltd. ("Agnico") (NYSE: AEM) (TSX: AEM) - Canadian Malartic partnership has identified porphyry hosted gold mineralization that could potentially be mined via an open pit at the Camflo property and provide tonnage to the Canadian Malartic operation4.

  1.5% NSR royalty on the Wasamac project owned by Yamana Gold Inc. (NYSE: AUY) (TSX: YRI) - A reassessment of the Wasamac project highlighted an improved gold production profile of 250 Koz annually for more than 10 -15 years5.

  2.0% NSR royalty on the Garrison project owned by Moneta Gold Inc (TSXV: ME) - Average annual gold production over the first eleven years is expected to be 261 Koz gold with the majority of the ounces in the first five to six years sourced from the Garrison Open pit6.

  0.75% GVR royalty on the Tocantinzinho project owned by G Mining Ventures Corp (TSXV: GMIN) - Project financing is now in place with construction underway and targeting production for the second half of 2024 with significant exploration success achieved underpinning a ~200 Koz gold production profile7.

CORPORATE UPDATE

In accordance with the Company's share compensation plan, Metalla announces the grant of 390,000 restricted share units (each "RSU") to certain directors, officers, and employees of the Company. The RSUs vest in two equal installments, twelve and twenty-four months from the date of grant. Each vested RSU entitles the holder to acquire one common share of the Company or the equivalent cash value thereof C$6.95.

QUALIFIED PERSON

The technical information contained in this news release has been reviewed and approved by Charles Beaudry, M.Sc., geologist and member of the Association of Professional Geoscientists of Ontario and the Ordre des Géologues du Québec and a consultant to Metalla. Mr. Beaudry is a Qualified Person as defined in National Instrument 43-101, Standards of Disclosure for Mineral Projects ("NI 43-101").

ABOUT METALLA

Metalla was created to provide shareholders with leveraged precious metal exposure by acquiring royalties and streams. Our goal is to increase share value by accumulating a diversified portfolio of royalties and streams with attractive returns. Our strong foundation of current and future cash-generating asset base, combined with an experienced team, gives Metalla a path to become one of the leading gold and silver royalty companies for the next commodities cycle.

For further information, please visit our website at www.metallaroyalty.com.

ON BEHALF OF METALLA ROYALTY & STREAMING LTD.

(signed) "Brett Heath" President and CEO

CONTACT INFORMATION

Metalla Royalty & Streaming Ltd.

Brett Heath, President & CEO

Phone: 604-696-0741

Email: info@metallaroyalty.com

Kristina Pillon, Investor Relations

Phone: 604-908-1695

Email:  kristina@metallaroyalty.com

Website: www.metallaroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accept responsibility for the adequacy or accuracy of this release.

Notes:

(1) For details, please refer to the Company's December 12, 2022 press release regarding Lama. Under a definitive agreement with a third-party seller and subject to completion of the acquisition.

(2) For details, please refer to the Company's December 22, 2022 press release regarding Alamos Gold.  Under definitive agreement and subject to completion.

(3) For details, please refer to IAMGOLD's December 19, 2022 press release regarding Côté Gold and Northern Miner's December 20, 2022 Cote Article.

(4) For details, please refer to Agnico Eagle's August 11, 2022 Exploration press release regarding Exploration Updates.

(5) For details, please refer to the Yamana Gold's November 10, 2022 press release regarding the Wasamac Project.

(6) For details, please refer to Moneta Gold's September 7, 2022 Preliminary Economic Assessment press release regarding the Tower Gold Project.

(7) For details, please refer to the Company's November 22, 2022 press release regarding G Mining.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This release contains forward-looking statements and forward-looking information (collectively, "forward-looking statements") within the meaning of applicable securities legislation.  Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur, or be achieved. Forward-looking statements include, but are not limited to, the completion of transactions previously announced by the Company to acquire new royalties; the satisfaction of the applicable closing conditions thereto; the Company's payment of the applicable purchase price; future opportunities and acquisitions; future exploration, financing, development, production and other anticipated developments on the properties in which the Company has or has agreed to acquire an interest;  vesting or payment of RSUs; increasing shareholder value;  future cash generation and returns; and Metalla having a path to becoming a leading gold and silver royalty company. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties, and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Metalla to control or predict, that may cause Metalla's actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: announced royalty transactions may not close due to an inability to satisfy closing conditions, or for other reasons; risks associated with the impact of general business and economic conditions; the absence of control over mining operations from which Metalla will purchase precious metals or from which it will receive stream or royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; regulatory, political or economic developments in any of the countries where properties in which Metalla holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Metalla holds a royalty or stream or other interest, including changes in the ownership and control of such operators; risks related to global pandemics, including the current novel coronavirus (COVID-19) global health pandemic, and the spread of other viruses or pathogens; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Metalla; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Metalla holds a royalty, stream or other interest; the volatility of the stock market; competition; future sales or issuances of debt or equity securities; use of proceeds; dividend policy and future payment of dividends; liquidity; market for securities; enforcement of civil judgments; and risks relating to Metalla potentially being a passive foreign investment company within the meaning of U.S. federal tax laws; and the other risks and uncertainties disclosed under the heading "Risk Factors" in the Company's most recent annual information form, annual report on Form 40-F and other documents filed with or submitted to the Canadian securities regulatory authorities on the SEDAR website at www.sedar.com and the U.S. Securities and Exchange Commission on the EDGAR website at www.sec.gov. Metalla undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on information currently available. No forward-looking statement can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements.